

October 29, 2020

Lloyd L. Beatty
Chief Executive Officer
Shore Bancshares, Inc.
18 E. Dover Street
Easton, MD 21601

      Re: Shore Bancshares, Inc.
          Registration Statement on Form S-4
          Filed October 23, 2020
          File No. 333-249635

Dear Mr. Beatty:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Donald Field at 202-551-3680 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Finance